Exhibit 99.7

Independent auditor’s report

Grant Thornton LLP Suite 1600, Grant Thornton Place 333 Seymour Street Vancouver, BC V6B 0A4 T + 1 604 687 2711 F + 1 604 685 6569 www.GrantThornton.ca

To the shareholders of Rio Alto Mining Limited:

We have audited the accompanying consolidated financial statements of Rio Alto Mining Limited, which comprise the consolidated balance sheet as at May 31, 2010, the consolidated statements of operations and comprehensive loss, changes in shareholders' equity, and cash flows for the year ended May 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

Audit • Tax • Advisory
Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Rio Alto Mining Limited as at May 31, 2010, and the results of its operations and its cash flows for the year ended May 31, 2010, in accordance with Canadian generally accepted accounting principles.

Other matter
We were not engaged to provide an audit opinion on the consolidated financial statements of Rio Alto Mining Limited for the year ended May 31, 2009.

Vancouver, Canada
October 24, 2012	Chartered accountants

Audit • Tax • Advisory
Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

CONSOLIDATED FINANCIAL STATEMENTS
(a development stage enterprise)

For the years ended May 31, 2010 and 2009

RIO ALTO MINING LIMITED
CONSOLIDATED BALANCE SHEETS
As at May 31,

			(unaudited)
	Notes	2010	2009
Assets
Current
Cash and cash equivalents		$5,677,030	$5,702,661
Accounts receivable	4	88,124	143,348
Subscriptions receivable	13	608,060	-
Promissory note receivable	7	121,603	-
Prepaid expenses		164,442	27,078
IGV receivable	5	414,940	427,200
		7,074,199	6,300,287
Promissory note and deferred costs		24,965	248,978
Plant and equipment	6	271,302	356,723
Mineral properties and evaluation costs	7	-	8,145,252
Investment in La Arena S.A.	8	20,380,644	-

Total Assets		$27,751,110	$15,051,240

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	9	$524,668	$416,198
Due to related parties	11	75,392	112,130
		600,060	528,328

Future income taxes	10	2,642,326	-

		3,242,386	528,328
Shareholders' equity
Capital stock	13	42,524,047	20,008,292
Contributed surplus	13	2,631,040	1,745,906
Deficit		(20,646,363)	(7,231,286)

		24,508,724	14,522,912

Total Liabilities and Shareholders’ Equity		$27,751,110	$15,051,240

Nature of operations	1
Commitments	16
Subsequent events	18

Approved on behalf of the Board of Directors:

“Ram Ramachandran”	Director	“Anthony Hawkshaw”	Director

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For the years ended May 31,

			(unaudited)
	Notes	2010	2009
General and administrative expenses
Accounting and audit		214,299	137,820
Amortization		67,830	35,903
Consulting		56,331	42,802
Directors’ fees		95,088	-
Insurance		51,638	40,730
Investor relations		464,555	176,914
Office and miscellaneous		275,717	97,636
Legal fees		132,793	90,037
Regulatory and transfer agent fees		77,722	14,187
Salaries		1,588,120	553,105
Stock-based compensation	13	474,782	64,084
Travel		196,066	129,586

Loss before other items		(3,694,941)	(1,382,804)

Other items
Foreign exchange loss		(225,143)	(97,255)
Exploration expenses		(485,286)	(109,356)
Interest and other income (expense)		177,075	138,545
Impairment of mineral property	7	(123,185)	-
Loss on disposal of equipment		(35,050)	-
Loss on sale of mineral property interest	7	(9,178,970)	-

Net loss before income taxes		(13,565,500)	(1,450,870)
Recovery of income taxes	10	150,423	-
Net loss and comprehensive loss for the year		(13,415,077)	(1,450,870)

Basic and diluted loss per common share		$(0.16)	$(0.04)

Weighted average number of common shares outstanding		82,649,411	40,407,013

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended May 31

		(unaudited)
	2010	2009

OPERATING ACTIVITIES
Loss for the year	$(13,415,077)	$(1,450,870)
Items not affecting cash:
Amortization	67,830	35,903
Stock-based compensation	474,782	64,084
Impairment of mineral property	123,185	-
Loss on disposal of equipment	35,050	-
Loss on sale of mineral property interest	9,178,970	-
Recovery of income taxes	(150,423)
Changes in non-cash working capital items	(354,342)	174,024
Net cash used in operating activities	(4,040,025)	(1,176,859)

FINANCING ACTIVITIES

Proceeds from issuing share capital	14,146,227	-
Proceeds from exercise of options and warrants	1,706,242	-
Share issue costs	(1,003,591)	-
Deferred financing costs	(24,965)	-
Net cash provided by financing activities	14,823,913	-

INVESTING ACTIVITIES
Promissory note and deferred costs	-	(248,978)
Purchase of equipment	(284,783)	(10,638)
Disposal of equipment	86,712	-
Cash acquired in RAML asset acquisition	2,322,963	-
Shares purchased in RAML asset acquisition (Note 3)	(800,000)	-
Transaction costs for RAML (Note 3)	(347,924)	-
Mineral property expenditures	(872,220)	(1,219,273)
Investment in La Arena	(10,839,113)	-
Cash disposed of in sale of Materias	(75,154)	-
Net cash used in investing activities	(10,809,519)	(1,478,889)

Decrease in cash during the year	(25,631)	(2,655,748)
Cash and cash equivalents, beginning of the year	5,702,661	8,358,409

Cash and cash equivalents, end of the year	$5,677,030	$5,702,661

Supplemental cash flow disclosure (Note 17)

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended May 31, 2010 and 2009

		Common shares
				Contributed
	Note	Shares	Amount	surplus	Deficit	Total
Balance, May 31, 2008 (unaudited)		40,407,013	$20,008,292	$1,681,822	$(5,780,416)	$15,909,698
Stock-based compensation				64,084		64,084
Net loss for the year					(1,450,870)	(1,450,870)
Balance, May 31, 2009 (unaudited)		40,407,013	$20,008,292	$1,745,906	$(7,231,286)	$14,522,912
Shares issued on RAML asset acquisition	3	35,143,411	7,028,682	-	-	7,028,682
Fair value of warrants issued on asset acquisition of RAML	13	-		492,987	-	492,987
Shares issued for private placements	13	28,399,566	14,589,282	-	-	14,589,282
Share issue costs related to private placements	13	-	(1,056,091)	-	-	(1,056,091)
Shares issued on conversion of warrants	13	3,582,585	1,758,739	(11,242)	-	1,747,497
Shares issued on exercise of options	13	503,000	195,143	(71,393)	-	123,750
Stock-based compensation	13	-	-	474,782	-	474,782
Net loss for the year		-	-	-	(13,415,077)	(13,415,077)
Balance, May 31, 2010		108,035,575	$42,524,047	$2,631,040	$(20,646,363)	$24,508,724

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

1.	NATURE OF OPERATIONS

Rio Alto Mining Limited, formerly Mexican Silver Mines Ltd., (“Rio Alto” or the "Company"), was previously engaged in the acquisition and exploration of mineral properties in Mexico. On June 25, 2009, the Company acquired Rio Alto Mining Limited (“RAML”), a private company engaged in the development of the La Arena gold oxide/copper - gold porphyry project in Peru, and changed its name to Rio Alto. On May 31, 2010, the Company disposed of all of its Mexican assets (Note 7).

The Company is in the development stage and has not generated any significant revenues.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by the Company in accordance with Part V of Canadian generally accepted accounting principles (“Canadian GAAP”) using the following significant accounting policies on a comparative and consistent basis. Part V of Canadian GAAP was the applicable financial reporting standards at May 31, 2010. Subsequent to May 31, 2011, the Company started reporting in accordance with International Financial Reporting Standards (“IFRS”) with a transition date of June 1, 2010.

a.	Basis of presentation

These consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries, Mexican Silver Mines (Guernsey) Limited (“MSM Guernsey”), located in Guernsey, Materias Primas Minerales La Iguana S.A. de C.V. (“Materias”), located in Mexico, and Rio Alto S.A.C., located in Peru. All intercompany transactions and balances have been eliminated. Costs relating to La Arena S.A. (“La Arena”) are accounted for as an investment in La Arena.

b.	Foreign currencies

Foreign currency translation

The Company’s functional currency is the Canadian dollar. The Company’s reporting currency is also the Canadian dollar. The Company’s subsidiaries are integrated foreign operations whose accounts are translated into Canadian dollars using the temporal method. Under this method foreign currency denominated monetary items are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign currency denominated, non-monetary items are translated at historical exchange rates. Transactions denominated in foreign currencies are translated at historical exchange rates. Transactions denominated in foreign currencies are translated at the exchange rate prevailing on the respective transition dates. Translation gains and losses are reflected in the determination of income for the period in which they arise.

The Company changed its reporting currency to the United States dollar on May 31, 2011, and changed its functional currency to the US dollar on June 1, 2011.

c.	Estimates

Management makes estimates and assumptions in determining the reported amounts of assets and liabilities, revenues, expenses, gains and losses, and other comprehensive income for each period presented, and in the disclosure of commitments and contingencies. Changes in estimates and assumptions may occur due to the passage of time, changes in circumstances or the occurrence of future events.

The significant areas requiring the use of management estimates and assumptions include, but are not limited to, the recoverability of accounts receivables, the amount of ore reserves and related amortization and depletion, the assessment of impairment, if any, to the carrying value of mineral properties, the recoverability

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

of investments, the expected economic lives and future cash flows from plant and equipment and related amortization, current and future income taxes, site closure and reclamation obligations and assumptions used to calculate fair value of stock-based compensation, options and warrants, and amounts and likelihood of contingent liabilities. Actual results could differ from estimated results by a material amount.

d.	Loss per share

Basic loss per common share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the financial reporting period. Diluted earnings (loss) per share is calculated by the treasury stock method which adjusts the weighted average number of shares for the dilutive effect of options and warrants. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion would have a dilutive effect on earnings. Under the treasury stock method it is assumed that outstanding options, warrants and similar items are exercised or converted into shares and that the proceeds that would be realized upon such exercise or conversion are used to purchase common shares at the average market price per share during the relevant financial reporting period. Diluted loss per share is not presented separately from basic loss per share because the conversion of outstanding potentially dilutive instruments would be anti-dilutive.

e.	Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term money market instruments that are readily convertible to known amounts of cash within ninety days of purchase.

f.	Plant and equipment

Plant and equipment are recorded at cost less accumulated amortization and impairment losses. Plant and equipment are amortized over the estimated useful lives of the related assets. Assets under construction are amortized when they are substantially complete and available for their intended use over their estimated useful lives. Repairs and maintenance of plant and equipment are expensed as incurred. Costs incurred to enhance the service potential of plant and equipment are capitalized and amortized over the remaining useful life of the improved asset. When assets are retired or sold, the resulting gains or losses are reflected in earnings. The carrying values of plant and equipment are periodically assessed by management and if management determines that the carrying values cannot be recovered, the asset is written down to fair value and the resulting amount is charged to income.

Amortization is recorded on a straight-line basis at the following annual rates:

Automobile	20– 30%
Computer equipment	10– 30%
Drill equipment and other	20%

Amortization incurred prior to commercial production is capitalized as part of mineral properties and evaluation costs.

g.	Mineral properties and evaluation costs

Interests in mineral properties and areas of geological interest are recorded at cost. All direct costs relating to the acquisition and development of these interests are deferred on the basis of specific claims or areas of interest until the properties they relate to are placed into production, divested, surrendered, abandoned or deemed to be impaired. Deferred mineral property and evaluation costs include cash consideration paid, the assigned or fair value of any share or other non-cash consideration paid and the evaluation costs incurred. The recorded amount of deferred costs may not reflect recoverable value, which is dependent on development programs, the nature of the mineral deposit, commodity prices, development and operating costs and the Company’s ability to obtain adequate funding to bring projects into production. Once a property

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

reaches commercial production deferred costs are amortized on a unit of production basis over the expected life of the property’s reserves. No depletion is charged against the property until commercial production commences. Revenue from the sale of any mineral properties is credited against related deferred costs with any residual amounts recognized as a gain or loss. Deferred costs relating to property interests that are surrendered or abandoned are written off and recognized in the determination of income.

The validity of title to mining property interests involves uncertainties such as the risk due to the difficulty of determining the ownership of claims as well as the potential for conflicts to arise due to ambiguous title conveyancing history characteristic of many mining properties. In accordance with industry practice the Company has investigated rights of ownership of all of the mineral licences in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, such investigations do not provide a guarantee of title. Mineral licences may be subject to prior claims, agreements or transfers and rights of ownership may be affected by undetected defects. Mineral property interests are reviewed for impairment at each financial statement preparation date or whenever events or circumstances indicate that the carrying value of such interests may not be recoverable. Impairment charges are recognized in the determination of income. Prospecting and initial exploration costs are expensed as incurred.

h.	Asset retirement obligations

The Company recognizes the fair value of an estimated liability for the future cost of restoring exploration and development sites with a corresponding increase to the carrying value of the related mineral property interest. The Company authorizes the amount added to mineral property interests using the amortization method established for the related asset. Changes in asset retirement obligations due to the passage of time are measured by an interest method of allocation whereby the change is recognized as an increase in the associated liability by an accretion expense in the statement of operations. Changes resulting from revisions to the timing or amount of the original estimate of undiscounted retirement obligation cash flows are recognized as an increase or decrease in the carrying value of the related asset. The Company does not have any significant asset retirement obligations.

i.	Impairment of long-lived assets

Long-lived assets are tested for recoverability at each reporting period or whenever events or changes in circumstances indicate that their associated carrying value may not be recoverable. Impairment exists if the estimated future cash flows from an asset or group of related assets are less than the related carrying value. In the event of impairment, the charge to operations is measured as the difference between carrying value and fair value based on estimated discounted cash flows in the absence of a market price. Estimation of future cash flows and the selection of a discount rate are based on assumptions. Any differences between significant assumptions and market conditions or the Company’s performance could have a material effect on an impairment provision, the Company’s financial position or the results of its operations.

j.	Future income taxes

Future income taxes are recorded using the liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to be applicable at the time those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in the determination of income in the period that enactment or substantive enactment of the tax rate change occurs. To the extent that the Company does not consider it to be more likely than not that a future income tax asset will be recovered, it provides a valuation allowance against such asset.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

k.	Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method (Black-Scholes Option Pricing Model) with respect to all stock-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earliest of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are fully vested and non-forfeitable.

The fair value of the options is accrued and charged to operations with the offsetting credit to contributed surplus. For directors and employees, the charge is recognized over the option vesting period and for non-employees the charge is recognized over the related service period. When stock options are exercised, the residual fair value is transferred from contributed surplus to share capital.

In the event stock options are forfeited prior to vesting, the associated residual fair value is reversed from the consolidated statement of operations or balance sheet item to which it was originally charged in the period in which the stock options are forfeited. The fair value of any vested stock options that expire remain in contributed surplus.

l.	Share issue costs

Share issue costs include commission, arrangement fees, professional and regulatory fees incurred in connection with private placements. Share issue costs are charged directly to share capital. Deferred financing costs incurred before the related shares are issued are capitalized and then charged to share capital when the shares are issued.

m.	Related party transactions

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the parties.

n.	Financial Instruments

All financial instruments are classified into one of five categories: held-for-trading; held-to-maturity investments; loans and receivables; available-for-sale assets; and other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value, except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost using the effective interest method. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

Transaction costs directly attributable to the acquisition or issue of financial instruments classified as other than held-for-trading, which are expensed as incurred, are included in the carrying value.

Cash and cash equivalents are classified as held-for-trading. Accounts receivable, subscriptions receivable and promissory note receivable are classified as loans and receivables. Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities.

o.	Comprehensive income

Comprehensive income is the change in shareholders’ equity that results from transactions and other events arising from other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains and losses on available-for-sale investments. Comprehensive income

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

accounting recommendations require certain gains or losses that would otherwise be recorded as part of net earnings to be presented in other comprehensive income until it is considered appropriate to recognize such gains or losses in net earnings. Accumulated other comprehensive income is presented as a separate component within shareholders’ equity.

p.	Recent accounting pronouncements

The Company is or will be subject to the following accounting pronouncements:

International Financial Reporting Standards (“IFRS”)

In 2006, the CICA published a strategic plan that outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the CICA announced that 2011 is the year during which publicly-listed companies are required to adopt IFRS. The transition date of June 1, 2010 required the restatement for comparative purposes of amounts reported by the Company for the year ended May 31, 2011. The first interim reporting period under IFRS was August 31, 2011, when a reconciliation from Canadian GAAP to IFRS was presented for the comparative period ending August 31, 2010. The main impact of this transition to IFRS was the reversal of the deferred tax liability resulting from the acquisition of La Arena.

Subsequent to May 31, 2011, the Company started reporting in accordance with IFRS with a transition date of June 1, 2010.

3.	ACQUISITIONS

Mexican Silver Mines Amalgamation

On June 25, 2009, Mexican Silver Mines Ltd. (“MSM”) acquired the assets and liabilities of RAML (the “Transaction”). The Transaction was accounted for as an acquisition of the assets of RAML. The primary asset in RAML was its agreement to acquire La Arena. During the year ended May 31, 2009, MSM issued a $200,000, 8 per cent per annum convertible promissory note (the “Note”) in favour of RAML. Immediately prior to the Transaction, the Note was converted into 1,000,000 common shares of RAML. Also prior to completion of the Transaction on June 25, 2009, MSM subscribed for an additional 4,000,000 million common shares of RAML for consideration of $800,000.

Before the Transaction, RAML had 40,143,411 common shares issued and outstanding of which 5,000,000 common shares were held by MSM and 4,329,000 warrants outstanding comprised of 1,500,000 warrants expiring on June 25, 2012 held by IAMGOLD Corporation (“IMG”) convertible into 1,500,000 common shares of RAML at $0.30 per common share, 2,500,000 warrants convertible into 2,500,000 common shares of RAML at $0.20 per common share that expire on June 25, 2012, and 329,000 Finders’ Warrants convertible into 329,000 common shares at $0.20 per common share that would expire on June 25, 2010.

On June 25, 2009, MSM issued 35,143,411 common shares with a value of $7,028,682 to RAML shareholders in order to acquire RAML at which time RAML became a wholly-owned subsidiary of MSM. Of the 35,143,411 common shares issued, 8,537,990 common shares were placed in escrow as described in Note 13. Additionally, MSM issued 4,329,000 warrants with each warrant having the same terms and conditions as the pre-existing, outstanding RAML warrants. The value of the warrants, calculated using the Black-Scholes Option Pricing Model, was $492,987 (Note 13).

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

The consideration paid was:
Issuance of MSM shares	$7,028,682
Fair value of MSM warrants granted	492,987
Conversion of promissory note	200,000
Additional RAML shares subscribed by MSM	800,000
Transaction costs	396,902
$8,918,571
The purchase price allocation was:
Cash	$2,322,963
Receivables	214,908
Prepaid expenses	36,094
Value added tax receivable	69,993
Equipment	18,997
Investment in La Arena	9,541,531
Accounts payable and accrued liabilities	(355,299)
Due to related parties	(137,867)
Future income tax liability	(2,792,749)
$8,918,571

On July 24, 2009 MSM and RAML completed a vertical amalgamation and changed the Company name from Mexican Silver Mines Ltd. to Rio Alto Mining Limited.

La Arena Acquisition

On June 15, 2009 the Company entered into an agreement (“The La Arena Agreement”) with IMG. The La Arena Agreement provided that the Company may earn-in and purchase 100 per cent of all of the issued and outstanding shares of La Arena, a wholly-owned subsidiary of IMG. La Arena owns 100 per cent of the La Arena mineral project in Peru. The exercise price of the option to acquire 100 per cent of La Arena S.A. was US$47,550,000, subject to adjustments, (the “Exercise Price”) which was to be paid in cash by June 15, 2011. In addition to the exercise price, the Company had the right to convert up to US$30,000,000 of expenditures incurred on La Arena by June 15, 2011 to earn up to a 38.7 per cent interest in La Arena (the “Earn-in Right”).

On February 28, 2011, the Company acquired a 100 per cent interest in La Arena upon payment of US$48,846,789 representing the Exercise Price and an amount of US$1,296,789 to reimburse IMG for the cost of additional land purchases within the La Arena mineral project and metallurgical test work.

4.	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	May 31, 2010	May 31, 2009
Taxes receivable	$17,955	$10,774
Other receivables	70,169	132,574
	$88,124	$143,348

5.	IGV RECEIVABLE

Under Peruvian law a tax, the Impuesto General a las Ventas (“IGV”), is imposed at a rate of 19 per cent of the value of any goods or services purchased. IGV is generally refundable within the year in which it is paid. Refund applications may only be made by companies that are trading within Peru and collecting IGV from customers, by exporters or by companies that have an agreement with the tax authority for the early collection

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

of IGV. Once the Company exports mineral production it will be eligible for refunds of IGV. As at May 31, 2010, the Company has an IGV receivable of $414,940 (May 31, 2009 - $427,200).

6.	PLANT AND EQUIPMENT

Plant and equipment consists of:

		May 31, 2010			May 31, 2009
		Accumulated	Carrying		Accumulated	Carrying
	Cost	Amortization	Value	Cost	Amortization	Value
Mobile and field equipment	$104,252	$11,265	$92,987	$45,465	$25,057	$20,408
Office equipment	135,341	11,137	124,204	1,993	116	1,877
Computer equipment	34,738	7,492	27,246	56,852	22,835	34,017
Drill equipment	-	-	-	392,566	118,784	273,782
Equipment	28,951	2,086	26,865	44,244	17,605	26,639
	$303,282	$31,980	$271,302	$541,120	$184,397	$356,723

During the year ended May 31, 2010, the Company sold a drill rig (included in drill equipment) with net book value of $121,762 for total proceeds of $86,712, resulting in a loss on disposal of equipment of $35,050. The remaining drill equipment was sold as part of the Mexican property sale (Note 7).

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

7.	MINERAL PROPERTIES AND EVALUATION COSTS

Mineral property expenditures are summarized as follows:

			Anillo de
	Providencia,	Ral,	Fuego,	Voladora,
	Mexico	Mexico	Mexico	Mexico	Total
Total mineral properties and deferred exploration costs May 31, 2008	$3,017,748	$2,067,881	$1,542,549	$137,708	$6,765,886
Deferred exploration costs during the year:
Assays and laboratory tests	9,052	19,007	29,675	438	58,172
Camp costs	13,591	16,189	46,793	13,141	89,714
Courier, freight and transportation	(1,093)	751	371	-	29
Drilling	652	-	356,942	-	357,594
Equipment rental	1,922	-	4,539	-	6,461
IP Survey/Topographical survey	93,054	-	-	-	93,054
Geological consulting	78,279	59,957	104,754	58,525	301,515
Consulting and labour	40,548	20,480	165,498	7,226	233,752
Materials and supplies	3,014	223	8,273	300	11,810
Meals and accommodation	12,227	9,074	8,726	9,035	39,062
Mobilization/demobilization	(372)	(372)	(372)	-	(1,116)
Staking, permits and licenses	83,073	11,893	74,057	201	169,224
Telephone and communication	5,013	4,870	5,225	4,987	20,095

	338,960	142,072	804,481	93,853	1,379,366
Total mineral properties and deferred exploration costs May 31, 2009	3,356,708	2,209,953	2,347,030	231,561	8,145,252
Deferred exploration costs during the year:
Assays and laboratory tests	11,385	-	-	-	11,385
Office and camp costs	4,266	4,108	11,552	5,383	25,309
Drilling	94,753	-	56,864	-	151,617
Geological consulting	52,327	23,109	25,418	23,109	123,963
Consulting and labour	3,133	2,611	4,459	2,611	12,814
Materials and supplies	2,884	-	(11)	-	2,873
Meals, travel and accommodation	2,985	2,985	2,985	2,985	11,940
Staking, permits and licenses	146,262	11,105	46,845	9,345	213,557
Telephone and communication	3,184	3,184	3,184	3,363	12,915

	321,179	47,102	151,296	46,796	566,373

Impairment of mineral deposits	(123,185)	-	-	-	(123,185)
Sale of mineral property
Interests	(3,554,702)	(2,257,055)	(2,498,326)	(278,357)	(8,588,440)
	-	-	-	-	-
Total mineral properties and deferred exploration costs May 31, 2010	$-	$-	$-	$-	$-

Providencia, Ral, Anillo de Fuego and Voladora, Mexico

On May 31, 2010, the Company sold its former Mexican subsidiary (Materias) which, at the time, was the holder of a 100 per cent interest in the mineral interests of Providencia, Ral, Anillo de Fuego and Voladora. The purchaser, a former director of the Company, agreed to pay the Company $121,603 for the Company’s issued and outstanding shares of the subsidiary and a 1 per cent net smelter return royalty up to a maximum of $1,000,000. The purchaser issued a promissory note to the Company for the sale price of $121,603 that

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

would bear interest at 15 per cent per annum on the principal sum still outstanding after the maturity date of May 31, 2011. The promissory note was paid on May 31, 2011. The sale of the subsidiary is effectively a sale of mineral property interests and its residual net assets and resulted in a loss on sale of $9,178,970. The net assets sold were:

Cash	$75,154
Value added tax receivable	506,875
Equipment	142,816
Mineral property interests	8,588,440
Accounts payable and accrued liabilities	(12,387)
Due to related parties	(325)
Net assets sold	9,300,573
Less: sale price of subsidiary	(121,603)
Loss on sale	$9,178,970

8.	INVESTMENT IN LA ARENA S.A.

The Company accounted for its investment in La Arena using the equity method as discussed in Note 2. The equity method of accounting is used for the Company’s investment in La Arena because management determined that the Company had significant influence over the strategic operating, investing and financing policies of La Arena since initial inception. The Company’s investment in La Arena consisted of:

May 31, 2010
Opening balance	$-
Acquisition of RAML by MSM (Note 3)	9,541,531
Funds invested:
Office and camp costs	636,253
Engineering and construction	3,955,765
Pre-construction	500,285
Payroll	311,389
Concessions and property payments	1,078,610
Development advance	4,356,811
$20,380,644

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following:

	May 31, 2010	May 31, 2009
Trade accounts payable	$495,834	$298,159
Payroll and related benefits	28,834	118,039
	$524,668	$416,198

Substantially all of the trade accounts payable relate to development and construction activities at La Arena.

10.	INCOME TAXES

Income taxes differ from the amount that would have been computed by applying the combined federal and provincial statutory income tax rate of 28.58% in 2010 (29% in 2009) to earnings before income

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

taxes. The reasons for the differences are as follows:

	2010	2009

Loss before income taxes	$13,565,500	$1,450,870
Income tax (recovery) provision using statutory tax rates	(3,877,427)	(420,752)
Increase (reduction) in income taxes resulting from:
Difference in foreign tax rates	2,964,132	14,618
Non-deductible items	256,409	27,031
Deductible items	(130,294)	(65,643)
Increase in valuation allowance	636,757	444,746

Income tax recovery	$(150,423)	$-

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2010	2009

Future income tax assets:
Share issue costs	$332,585	$160,000
Non-capital losses carried forward	1,508,160	768,000
Mineral properties	412,661	413,000
Other	14,400	10,000

Future income tax assets	2,267,806	1,351,000
Less: valuation allowance	(2,119,266)	(1,351,000)

	148,540	-
Future income tax liabilities:
Equipment	(79,534)	-
Mineral properties	(2,711,332)	-

Net future income tax liability	$(2,642,326)	$-

The Company has non-capital losses for Canadian income tax purposes of approximately $5,400,000, which can be carried forward to reduce taxable income in future years. Unless utilized, these losses will expire at various times through 2030. In addition, the Company has Canadian exploration and development expenditures of approximately $1,650,000 to reduce taxable income of future years. Future tax benefits that may arise as a result of these losses and resource expenditures have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

11.	RELATED PARTY TRANSACTIONS

During the year ended May 31, 2010, the Company entered into the following transactions with related parties:

a)	Paid or accrued $268,000 (2009 - $194,437) in management fees, office rent and administrative services to a company controlled by a director of the Company.

b)	Paid or accrued $136,088 (2009 - $195,406) in management fees to a director of the Company and a

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

former director of the Company.

c)

Paid or accrued $199,696 (2009 - $104,809) in legal fees to a law firm in which the Company’s corporate secretary and director is a partner of which $31,213 (2009 - $Nil) was included in share issue costs and $73,240 (2009 - $35,853) was included in transaction costs in relation to the Transaction outlined in Note 3.

d)	Paid directors’ fees of $95,088 (2009 - $Nil) to directors of the Company.

e)

Charged rent of $32,045 (2009 - $43,133) to a public company and a private company with directors in common with the Company. The amounts receivable from these companies total $49,054 (2009 - $26,195) and are included in receivables.

f)

Due to related parties total $75,392 (2009 - $112,130) owing to officers and directors (or to persons related to them or companies controlled by them) for services as noted above and for reimbursable expenses. Amounts due to related parties bear no interest accrued, have no set terms of repayment, and are unsecured.

g)

Paid or accrued $105,300 (2009 - $Nil) to two officers of the Company in bonuses as part of the Transaction as described in Note 3 above. In addition the Company paid $349,602 (2009 - $Nil) in management fees to the two officers.

h)	Paid or accrued $2,500 (2009 - $30,000) in management fees to a former officer.

i)	Paid or accrued $Nil (2009 - $66,900) in investor relations and promotion fees to a company where a former director is a principal.

j)

Included in subscriptions receivable was $42,055 due from a director for the exercise of 84,110 warrants at $0.50 per share and $75,000 due from a director for 100,000 common shares at $0.75 per share. The amount of $42,055 was received on August 5, 2010, and the amount of $75,000 was received on July 17, 2010.

k)	As outlined in Note 7, Materias was sold to a former director of the Company, who issued a promissory note receivable.

These transactions were conducted in the normal course of business and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

12.	CAPITAL MANAGEMENT

The Company has no externally imposed capital requirements. The objectives of capital risk management are to safeguard the Company’s ability to continue as a going-concern, to provide adequate returns to shareholders and protect shareholder value, provide benefits for other stakeholders, and ensure the growth of the business. The Company considers the items in shareholders’ equity as capital and manages the capital structure by issuing treasury shares, engaging in commodity-backed transactions, the potential sale of assets, the incurrence of debt or the return of capital to shareholders in light of economic conditions and the characteristics of the Company’s assets.

The Company’s capital structure reflects the Company’s focus on growth in a capital intensive industry with lengthy development times as well as the risks associated with exploration and development activities due to factors that are beyond the Company’s control including, without limitation, the receipt of necessary permits, the availability of financial and human resources and the volatility of commodity prices. The adequacy of the Company’s capital structure is assessed on an ongoing basis and is adjusted as necessary and as financial

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

markets permit in order to fund exploration and development programs. Exploration and development activities may be delayed or accelerated as circumstances or events change.

13.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

During the year ended May 31, 2010:

a)

The Company issued 35,143,411 shares with a value of $7,028,682 and 4,329,000 warrants with a value of $492,987 to acquire RAML as described in Note 3. Warrants are valued using the Black- Scholes option pricing model. The terms of the warrants were:

Number of Warrants	4,329,000
Weighted average:
Exercise price	$0.23
Expected life	2.85 years
Volatility	100%
Risk-free rate	0.24%
Fair value	$492,987

b)	The Company issued 28,399,566 shares for $14,589,282 in two private placement financings as described below;

On November 30, 2009 the Company completed a private placement by issuing 17,044,927 common shares at $0.36 per share for gross proceeds of $6,136,174. The agent for the private placement was paid a cash fee of $398,851. Other costs related to the private placement amounted to $62,934.

On May 20, 2010 the Company completed the first of two tranches of a private placement by issuing 10,097,162 common shares at $0.75 per share for gross proceeds of $7,510,000. The agent for the private placement was paid a cash fee of $525,841. Other costs related to the private placement amounted to $68,465.

On May 28, 2010 the Company completed the second tranche of the $0.75 private placement by issuing 1,257,477 common shares for gross proceeds of $943,108. A total of 11,354,639 common shares were issued pursuant to this $0.75 private placement for aggregate gross proceeds of $8,453,108 of which $165,006 was received after the year end and was recorded as Subscriptions Receivable.

c)	The Company issued 3,582,585 shares for $1,747,497 relating to the conversion of warrants.

d)	The Company issued 503,000 shares for $123,750 relating to the exercise of stock options.

Shares issued and outstanding at May 31, 2010 were 108,035,575.

There were no capital stock transactions during the year ended May 31, 2009.

Shares held in escrow

Certain former shareholders of RAML agreed, as a condition of the acquisition of RAML by MSM, to place 8,537,990 common shares of the Company in escrow. These shares were all subsequently released after May 31, 2010.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

Stock options

The Company has a shareholder approved stock option plan under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option is determined by the directors, subject to regulatory approval, if required, and generally equals or exceeds the market price of the Company's stock on the date of grant. The options can be granted for a maximum term of 10 years and vest as determined by the board of directors.

On July 24, 2009, the Company granted options to acquire 2,500,000 common shares in the capital of the Company. The options vested immediately, are exercisable at $0.30 per common share and expire on July 16, 2014. Concurrent with the grant of options, the Company made application to change the exercise price of options to acquire 400,000 of the Company’s common shares from $0.45 to $0.30 per common share. The fair value of the options granted and re-pricing of options was calculated as follows using a Black-Scholes option pricing model:

	Options Granted	Options Re-priced
Number of Options	2,500,000	400,000
Grant Date	July 24, 2009	-
Modification Date	-	July 24, 2009
Exercise Price	$0.30	$0.30
Expected Life	5year	3 years
Volatility	100.00%	100.00%
Risk-free rate	0.24%	0.24%
Fair Value	$340,961	$6,647

On September 18, 2009 the Company entered into an agreement with an investor relations service for a one-year period. Compensation for these services included a fee, paid in advance, of €22,500 and the grant of 200,000 stock options. The Company also engaged a financial consultant for a one-year period with an advance payment of $50,000 and the grant of 200,000 stock options. These stock options have an exercise price of $0.35, a life of 5 years and vest as to 25% in three months, 25% in six months, 25% in nine months and 25% in twelve months. The fair values of the options were determined by the Black-Scholes option pricing model using the following assumptions:

Number of Options	400,000
Exercise Price	$0.35
Expected Life	5 years
Volatility	100.00%
Risk-free rate	0.23%
Fair Value	$86,074

On March 15, 2010, the Company appointed a new director and granted options to acquire 180,000 common shares in the capital of the Company to him. The options vested immediately, are exercisable at $0.70 per common share and expire on March 15, 2015. The fair value of the options granted was calculated as follows using a Black-Scholes option pricing model:

Number of Options	180,000
Exercise Price	$0.70
Expected Life	5 years
Volatility	79.23%
Risk-free rate	1.44%
Fair Value	$78,868

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

Stock option transactions are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price

Outstanding, May 31, 2008	3,283,000	$0.32
Granted	100,000	0.23
Exercised	-	-
Expired/ cancelled	(415,000)	0.31

Outstanding, May 31, 2009	2,968,000	0.32

Granted	3,080,000	0.33
Exercised	(503,000)	0.25

Outstanding, May 31, 2010	5,545,000	$0.32

Options exercisable – May 31, 2010	5,345,000	$0.32

The weighted average fair value per option granted and re-priced for May 31, 2010 was $0.15 and May 31, 2009 was $0.07

Stock options outstanding at May 31, 2010 are as follows:

			Weighted
	Number of	Number of	Average		Remaining
Number of	Underlying	Options	Exercise		Contractual
Options	Shares	Exercisable	Price	Date of Expiry	Life (months)
400,000	400,000	400,000	$ 0.30	May 7, 2012	24
1,593,000	1,593,000	1,593,000	$ 0.25	May 7, 2012	24
97,000	97,000	97,000	$ 0.25	May 11, 2012	24
125,000	125,000	125,000	$ 0.45	July 4, 2012	26
50,000	50,000	50,000	$ 1.25	July 4, 2012	26
200,000	200,000	200,000	$ 0.45	August 2, 2012	26
2,500,000	2,500,000	2,500,000	$ 0.30	July 16, 2014	50
400,000	400,000	200,000	$ 0.35	September 18, 2014	52
180,000	180,000	180,000	$ 0.70	March 15, 2015	58

5,545,000	5,545,000	5,345,000	$ 0.32		39

Stock-based compensation

The fair value of stock options granted during the year ended May 31, 2010 was $505,903 (May 31, 2009 - $7,025). The Company recognized $474,782 (May 31, 2009 - $64,084) of stock-based compensation expense. The following weighted average assumptions were used for a Black-Scholes valuation of stock options granted and repriced during the year:

	May 31, 2010	May 31, 2009
Estimated life	4.76 years	1 year
Risk free interest rate	0.30%	0.92%
Estimated volatility	98.93%	131.21%
Dividend rate	0.00%	0.00%

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

Agent’s Options

During the year ended May 31, 2010, 884,905 agent’s options with an exercise price of $1.00 per share expired on June 29, 2009. There were no agent’s options outstanding as of May 31, 2010.

Warrants

During the year ended May 31, 2010, the Company issued:

a)	145,994 common shares on the conversion of 145,994 warrants at $0.20 for proceeds of $29,197;

b)	2,550,481 common shares on the conversion of 2,550,481 warrants at $0.50 for proceeds of $1,275,245.

c)

886,110 common shares on the conversion of 886,110 warrants at $0.50 for proceeds of $443,055. These warrants were converted on May 31, 2010 and funds were deposited subsequent to May 31, 2010 and as such the amounts are recorded in Subscriptions Receivable.

Warrant transactions are summarized as follows:

		Weighted Average
	Number of	Conversion Price
	Warrants	per Warrant

Outstanding, May 31, 2008	11,560,345	$0.94
Granted	-	-
Converted	-	-
Expired	(414,595)	0.50

Outstanding, May 31, 2009	11,145,750	0.96
Granted	4,329,000	0.23
Converted	(3,582,585)	0.49
Expired	(1,288,400)	0.50

Outstanding, May 31, 2010	10,603,765	$0.88

Warrants outstanding at May 31, 2010 were as follows:

Number	Conversion
of Warrants	Price	Expiry Date
6,420,750	$ 1.30	December 31, 2010
183,015	$ 0.20	June 25, 2010 (Note 16)
1,500,000	$ 0.30	June 25, 2012
2,500,000	$ 0.20	June 25, 2012

10,603,765	$ 0.88

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair values

The carrying values of accounts receivable, subscriptions receivable, promissory note receivable, accounts payable and accrued liabilities and due to related parties approximate their fair values due to their short term to maturity and convertibility into cash.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

As at May 31, 2010, cash and cash equivalents are classified as Level 1 and measured at fair value:

Level 1
Assets
Cash and cash equivalents	$5,677,030

Classification levels are:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures. Management believes that the ability to fund operations through cash generated from operations and additional financing, should be sufficient to meet the ongoing capital and operating requirements. At May 31, 2010, the Company’s cash and cash equivalents of $5,677,030 is sufficient to meet its short-term business requirements. As at May 31, 2010, the Company had accounts payable and accrued liabilities of $524,668 which are due under normal trade terms over periods ranging between 30 and 60 days.

The Company’s future revenues will be from the mining and sale of mineral products; however, the economics of developing and producing mineral products are affected by many factors including the cost of operations, variations in the grade of ore mined and the price of metals.

Credit risk

The Company’s credit risk is primarily attributable to its liquid financial assets and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions, for which management believes the risk of loss to be minimal. A significant portion of the Company’s receivables are refundable IGV from the Peruvian government, which is expected to be recovered within a twelve-month period. Management believes that the credit risk concentration with respect to other receivables is minimal.

Currency risk

The Company operates in Canada, Guernsey and Peru and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in Canadian dollars. The fluctuations of the operating currencies in relation to the Canadian dollar will, consequently, have an impact upon the reported results of the Company and may also affect the value of the Company’s financial instruments, consisting of cash. In addition, the Company is exposed to currency risk in relation to the US$47,550,000 cash payment required to exercise the option pursuant to the La Arena agreement outlined in Note 3. A 5% movement in the Canadian dollar against the US dollar would result in additional payment of approximately $2,500,000.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

risk.

Interest risk

The Company invests its cash in instruments that are redeemable at any time without penalty, thereby reducing its exposure to interest rate fluctuations. Other interest rate risks arising from the Company’s operations are not considered material.

15.	SEGMENTED INFORMATION

The Company operates in one business segment, being the acquisition and development of mineral properties, in Peru. Segmented disclosure and Company-wide information is as follows:

		As at and for the year ended May 31, 2010

	Canada	Mexico	Peru	Total
Operating expenses	$(2,913,344)	$(243,623)	$(1,248,403)	$(4,405,370)
Other income and expenses	327,214	(9,336,921)	-	(9,009,707)
Loss	$(2,586,130)	$(9,580,544)	$(1,248,403)	$(13,415,077)

Investment in La Arena	$-	$-	$20,380,644	$20,380,644
Equipment, net	6,188	-	265,114	271,302
Other assets	6,207,535	-	891,629	7,099,164
	$6,213,723	$-	$21,537,387	$27,751,110

		As at and for the year ended May 31, 2009 (unaudited)

		Canada	Mexico	Total
Operating expenses		$(1,014,919)	$(574,496)	$(1,589,415)
Other income		138,081	464	138,545
Loss		$(876,838)	$(574,032)	$(1,450,870)

Mineral properties		$-	$8,145,252	$8,145,252
Equipment, net		5,528	351,195	356,723
Other assets		6,042,500	506,765	6,549,265
		$6,048,028	$9,003,212	$15,051,240

16.	COMMITMENTS

The Company entered into an operating lease agreement for its corporate and Lima office premises. The annual lease commitments under the leases are as follows:

	Corporate	Lima	Total
2011	$45,779	$72,314	$118,093
2012	7,630	72,314	79,944
	$53,409	$144,628	$198,037

17.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the period ended May 31, 2010 were:

a)	Mineral property and deferred exploration costs include amounts of $121,720 in accounts payable and accrued liabilities.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

b)	Included in share issue costs are $52,500 which relate to accounts payable and accrued liabilities.

c)

Included in the mineral property costs are the net assets acquired from RAML as outlined in Note 3. The Company also applied $48,978 of deferred costs paid in a prior year to transaction costs included in the purchase price allocation.

d)	Subscriptions receivable of $608,060 consist of $165,005 relating to the second tranche of the $0.75 private placement and $443,055 relating to the conversion of warrants as outlined in Note 13.

Significant non-cash transactions for the year ended May 31, 2009 were:

a)

Included in mineral property costs were $69,420 which relates to accounts payable and accrued liabilities, $78,512 which relate to amortization of equipment and $57,213 which relate to reclassification of mineral property deposits.

b)	The Company reclassified value added tax receivable of $314,793 from current assets to long-term assets.

18.	SUBSEQUENT EVENTS

Subsequent to May 31, 2010, the Company entered into the following transactions:

a)	The Company closed a private placement of 10,200,000 common shares for gross proceeds of $7,752,000. The Company paid a cash finder’s fee of $542,640.

b)

The Company granted 150,000 options to a company to provide financial advisory services. These options have an exercise price of $0.75, will expire on June 30, 2011 and vest as to 25% in three months, 25% in six months, 25% in nine months and 25% in twelve months.

The fair values of the options were determined by a Black-Scholes option pricing model using the following assumptions:

Number of Options	150,000
Exercise Price	$0.75
Expected Life	1 year
Volatility	82.13%
Risk-free rate	0.53%
Fair Value	$29,334

c)

The Company entered into an agreement with an investor relations consultant for a one-year period with a 30-day termination clause after the initial 6 months. Compensation for these services includes a fee of US$4,000 per month, reimbursement for related expenses and an aggregate of 100,000 stock options with an exercise price of $0.80. The fair values of the options were determined by a Black- Scholes options pricing model using the following assumptions:

Number of Options	100,000
Exercise Price	$0.80
Expected Life	1 year
Volatility	84.85%
Risk-free rate	0.68%
Fair Value	$26,473

d)	The Company issued 150,000 common shares for gross proceeds of $50,000 for the exercise of stock

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

options at $0.35 and $0.30 per share and 157,500 common shares for gross proceeds of $31,500 for the exercise of warrants at $0.20 per warrant; 25,515 warrants expired unexercised at $0.20 per warrant.

e)

On February 28, 2011, the Company acquired 100 per cent interest in La Arena upon payment of US$48,846,789 representing the Exercise Price and an amount of US$1,296,789 to reimburse IMG for the cost of additional land purchases within the La Arena mineral project and metallurgical test work.

f)

Subsequent to year end, the Company entered into commercial production. Commercial production levels were achieved at the La Arena Gold Mine in late December 2011. Commercial production commenced in January 2012.

19.	COMPARATIVE FIGURES

Certain comparative figures in prior periods have been reclassified to conform to presentation adopted in the current period.

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from accounting principles generally accepted in the United States (“US GAAP”) are described and quantified below for the year ended.

Loss for the years	May 31, 2010	May 31, 2009

Loss for the year - Canadian GAAP	(13,415,077)	(1,450,870)

Additional mineral property expensed under US GAAP	(566,373)	(1,379,366)
Share issuance costs relating to warrants expensed under US GAAP	(85,910)	-

Adjustment to loss on sale of mineral property interests	4,400,397	-

Loss for the year – US GAAP	(9,666,963)	(2,830,236)

Weighted average # of shares	82,649,411	40,407,013

Basic and diluted loss per common share – US GAAP	$(0.12)	$(0.07)

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

Balance Sheets	May 31, 2010	May 31, 2009

Total assets - Canadian GAAP	27,751,110	15,051,240
Mineral property deposits	-	(3,834,024)
Total assets - US GAAP	27,751,110	11,217,216

Total liabilities - Canadian GAAP	3,242,386	528,328
Total liabilities - US GAAP	3,242,386	528,328

Total shareholders' equity - Canadian GAAP
Share capital	42,524,047	20,008,292
Warrants	(85,910)	-
Contributed surplus	2,631,040	1,745,906
Retained earnings	(20,646,363)	(7,231,286)
Exploration expenses - US GAAP
Deferred Exploration costs, beginning balance, May 31, 2007	-	(155,645)
Deferred Exploration costs during May 31, 2008 year	-	(2,299,013)
Deferred Exploration costs during May 31, 2009 year	-	(1,379,366)
Share issue costs relating to warrants	85,910	-
Total shareholders' equity - US GAAP	24,508,724	10,688,888

a)	Mineral properties and deferred costs

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For US GAAP purposes, the Company expenses, as incurred, the exploration costs related to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study is prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties are measured periodically for recoverability of carrying values.

Under Canadian GAAP, acquisition costs are capitalized. For US GAAP purposes, acquisition costs are also capitalized.

There was also an adjustment of $4,400,397 for the year ended May 31, 2010 (May 31, 2009 – nil) relating to the loss on sale of mineral properties. Under US GAAP, the Company expenses exploration expenses related to unproven mineral properties. The net amount of $4,400,397 was already adjusted for in connection with deferred exploration costs, previously included in mineral property deposits for Canadian GAAP purposes.

b)	Income taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted rates. There were no significant differences between enacted and substantively enacted rates for the periods presented.

c)	Accounting for uncertainty in income taxes

US GAAP provides guidance on the financial statement recognition and measurement of a tax position taken or

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

expected to be taken in a tax return and prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return.

Effective May 1, 2007 the Company adopted the US GAAP guidance in accounting for uncertainty in income taxes. The adoption did not result in any adjustment to opening retained earnings under US GAAP. As a result of the implementation of this guidance, the Company did not recognize any liabilities for unrecognized tax benefits. In the event that the Company recognizes accrued interest related to unrecognized tax benefits, it will be recorded in interest expense. Any penalties will be recorded in general and administrative expenses.

d)	Warrants

Under Canadian GAAP, share purchase warrant expenses are netted off the value of warrants accounted for as equity. Under US GAAP, share purchase warrant expenses are expensed as incurred. For the year ended May 31, 2010, there was a difference recorded of $85,910 (May 31, 2009 – nil).

Under Canadian GAAP share purchase warrants are accounted for as equity. Under US GAAP, as required by the Financial Accounting Standards Board (“FASB”) issued ASC Topic 815 (formerly, SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”), as amended, and EITF 07- 5 “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”, share purchase warrants denominated in a currency that is not the functional currency of the Company are accounted for as a liability, with the change in fair value recorded in the statement of operations. As the warrants are exercisable in Canadian dollar, which is the functional currency of the Company, there is no difference under US GAAP.